Exhibit 99.1

MKDWELL Tech Inc. Reports First Half of Fiscal Year 2025 Unaudited Financial Results

New York, Dec. 29, 2025 (GLOBE NEWSWIRE) — MKDWELL Tech Inc. (the “Company”, “we”, “our”, or “us”) (Nasdaq: MKDW), a business company incorporated in the British Virgin Islands (“BVI”) with operations in Mainland China and Taiwan, today announced its unaudited financial results for the six months ended June 30, 2025.

First Half 2025 Financial Highlights

●	Total revenues in the first half of 2025 were US$1.37 million, representing an increase of 68.3% from US$0.81 million in the same period of 2024.
●	Gross profit in the first half of 2025 was US$0.09 million with a gross profit margin of 6.5%, compared to US$0.07 million with a gross profit margin of 8.2% in the same period of 2024.
●	Loss from operations in the first half of 2025 was US$1.48 million, representing a decrease of 4% from US$1.54 million in the same period of 2024.
●	Net loss in the first half of 2025 was US$1.70 million, representing an decrease of 1.5% from US$1.73 million in the same period of 2024.

Management Commentary

In the first half of 2025, as a key strategic customer entered mass production, we successfully secured a substantial increase in orders from it, which helped keep our losses stable year-on-year. We will continue to actively seek new customers to further drive performance improvement.

First Half 2025 Financial Results

Revenues

Our revenues consist of (i) sales of manufactured electronic products, (ii) commissioned processing service, (iii) rental income, and (iv) others. Others mainly consist of electricity and technical services revenues.

Our breakdown of revenues for the six months ended June 30, 2024 and 2025 are summarized as below:

	For the six months ended June 30,		Change
	2024	2025	Amount	%
	US$	US$	US$
By revenue type
Sales of manufactured electronic products	$589,231	$1,195,012	$605,781	102.8%
Commissioned processing service	72,020	164,838	92,818	128.9%
Rental income	113,952	2,024	(111,928)	(98.2)%
Others	35,838	3,410	(32,428)	(90.5)%
Total	$811,041	$1,365,284	$554,243	68.3%

Our total revenues increased by US$0.55 million, or 68.3% from US$0.81 million for the six months ended June 30, 2024 to US$1.37 million for the six months ended June 30, 2025, primarily attributable to the increase of sales of manufactured electronic products and commissioned processing service.

Revenues from our sales of manufactured electronic products increased by US$0.61 million, or 102.8%, from US$0.59 million for the six months ended June 30, 2024 to US$1.20 million for the six months ended June 30, 2025, which was mainly contributed to the increase of orders from new customers.

Revenues from our commissioned processing service increased by US$0.09 million, or 128.9%, from US$0.07 million for the six months ended June 30, 2024 to US$0.16 million for the six months ended June 30, 2025, which was in line with increased product sales in the first half of 2025.

Rental income decreased by US$0.11 million, or 98.2%, from US$0.11 million for the six months ended June 30, 2024 to US$2 thousand for the six months ended June 30, 2025, which was mainly due to the expiration of lease contract at the end of 2024, resulting a decrease of rental income in the first half of 2025.

Revenues from others decreased by US$0.03 million, or 90.5%, from US$0.04 million for the six months ended June 30, 2024 to US$3,000 for the six months ended June 30, 2025, which was mainly due to reduced electricity demand from lessees, which is in related to the termination of lease contract in the first half of 2025.

Cost of revenues

Cost of revenues consists primarily of (i) purchase of electronic materials, (ii) payroll, (iii) depreciation and other costs related to the business operation, (iv) inventories write-down.

Our cost of revenues increased by US$0.53 million, or 71.5% from US$0.74 million for the six months ended June 30, 2024 to US$1.28 million for the six months ended June 30, 2025, which was primarily attributable to the increased sales orders to new and deepened cooperated customers.

Gross profit and gross profit margin

Gross profit represents our revenues less cost of revenues. Gross profit margin represents our gross profit as a percentage of our revenues.

Gross profit increased by US$0.02 million, or 32.8% from US$0.07 million for the six months ended June 30, 2024 to US$0.09 million for the six months ended June 30, 2025, and gross profit margin decrease from 8.2% in the first half of 2024 to 6.5% in the first half of 2025, primarily due to reduced profitability on sales to our major customers, despite a significant increase in their order volume during the first half of 2025.

Selling expenses

Selling expenses primarily consist of: (i) salaries and benefits for sales personnel, (ii) freight expenses, (iii) rental and depreciation allocated to selling department, (iv) certain other expenses.

Our selling expenses increased by US$0.02 million, or 15.7% from US$0.11 million for the six months ended June 30, 2024 to US$0.13 million for the six months ended June 30, 2025, which was primarily attributable to the increased salaries and travelling expenses.

General and administrative expenses

General and administrative expenses primarily consist of: (i) professional service fees; (ii) salaries and benefits for general and administrative personnel, (iii) rental and depreciation allocated to general and administrative department, and (iv) other corporate expenses.

Our general and administrative expenses decreased by US$0.09 million, or 7.8% from US$1.15 million for the six months ended June 30, 2024 to US$1.06 million for the six months ended June 30, 2025, which was primarily attributable to the depreciation cost decreased with less idle capacity and increased inventory impairment in the first half of 2025.

Research and development expenses

Research and development expenses primarily include (i) salaries and benefits for research and development personnel, (ii) material and supplies expenses in relation to research and development activities, (iii) rental and depreciation allocated to the research and development department, (iv) certain other expense.

Our research and development expenses slightly increased by US$0.03 million, or 9.0% from US$0.35 million for the six months ended June 30, 2024 to US$0.38 million for the six months ended June 30, 2025, which was mainly attributable to the increased depreciation cost since we conducted more R&D activities about new customers during the first half of 2025.

Interest expenses, net

Interest expenses, net consists of interest expenses for bank borrowings and financing through sales and lease back, and interest income earned on cash deposits in banks.

Our interest expenses, net increased by US$0.07 million, or 41.0% from US$0.16 million for the six months ended June 30, 2024 to US$0.23 million for the six months ended June 30, 2025, which was primarily attributable to the increase of US$0.07 million in interest expense due to interest expense incurred on the convertible note issued by the Company dated November 26, 2024 with the principal amount of $1,851,000 to Streeterville Capital LLC, as amended, since December 2024.

Other income/(expenses), net

Other income/(expenses), net consists of government subsidies, foreign currency exchange gain or loss, and others.

Our other income, net increased by US$0.03 million, or 166.2% from other expense of US$0.02 million for the six months ended June 30, 2024 to other income of US$0.01 million for the six months ended June 30, 2025, which was primarily attributable to net effect of revenue from sale of equipment and no penalties occurred during the first half of 2025.

Taxation

British Virgin Islands (“BVI”)

The Company is incorporated in the BVI. Under the current laws of the BVI, the Company is not subject to income or capital gains taxes. Additionally, dividend payments are not subject to withholdings tax in the BVI.

Samoa

One of our subsidiaries was incorporated in Samoa and, under the current laws of Samoa, is not subject to tax on its income or capital gains. Additionally, dividend payments are not subject to withholdings tax in Samoa.

Mainland China

Generally, our subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

Taiwan

We are subject to a tax rate of 20% for entities under R.O.C. Income Tax Law.

Net loss

As a result of the foregoing, our net loss decreased by US$0.03 million, or 1.5% from US$1.73 million for the six months ended June 30, 2024 to US$1.70 million for the six months ended June 30, 2025.

Liquidity and Capital Resources

Our unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. We incurred net losses of US$1.73 million and US$1.70 million for the six months ended June 30, 2024 and 2025, respectively. Net cash used in operating activities were US$1.53 million and US$1.46 million for the six months ended June 30, 2024 and 2025, respectively. As of June 30, 2025, our accumulated deficits were US$15.14 million, with a working capital surplus of US$2.96 million. We believe that our current cash and cash equivalents, time deposits and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs from operations and other commitments for at least the next 12 months from the date of the issuance of this consolidated financial statements.

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and financing activities. We may, however, require additional cash resources due to changing business conditions or other future developments, including acquisitions or investments we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to issue equity or debt securities or obtain credit facilities. The issue of additional equity securities, including convertible debt securities, would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Subsequent events

We entered into a securities purchase agreement dated November 26, 2024 with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued to the Investor an unsecured convertible promissory note, on November 26, 2024, in the principal amount of $1,851,000 (the “Note”), convertible into ordinary shares, for a purchase price of $1,700,000. The transaction closed on December 9, 2024 and the Company received an aggregate purchase price of $1,700,000. On May 13, 2025, the Company and the Investor entered into an amendment to the Note that revised the definition of the “Conversion Price” under the Note.

On December 2, 2025, the Company and the Investor entered into a Forbearance and Standstill Agreement pursuant to which the Investor will temporarily forbear from exercising enforcement rights arising from a default of not delivering certain conversion shares under the Note, and to extend the Note’s maturity date to June 9, 2026, by which the Company has agreed to repay any remaining balance of the Note in cash. In connection with the extension of the Note’s maturity date, the outstanding balance will increase by 0.5% on the third day of each month from December 3, 2025 through May 3, 2026. During the standstill period from December 1, 2025 through February 28, 2026, the Company may make a $100,000 payment to the Investor on or before the third day of each month. For any month in which such payment is made, the Investor has agreed not to convert any portion of the Note during that month. For any month in which the payment is not made, the Investor may convert up to $100,000 of the balance of the Note into ordinary shares during that month, provided that the conversion price shall not fall below $0.04 per share.

Exchange Rate

This press release contains translations of certain Chinese Renminbi (“RMB”) and New Taiwan dollar (“NT$”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the readers. The following table outlines the currency exchange rates that were used in preparing the unaudited condensed consolidated financial statements, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System:

	June 30, 2024		December 31, 2024		June 30, 2025
	Six months-ended spot rate	Average rate	Year-end spot rate	Average rate	Six months-ended spot rate	Average rate
US$ against RMB	US$1=RMB 7.2672	US$1=RMB 7.2150	US$1=RMB 7.2993	US$1=RMB 7.1957	US$1=RMB 7.1636	US$1=RMB 7.2526
US$ against NT$	US$1=NT$ 32.4500	US$1=NT$ 31.8992	US$1=NT$ 32.7900	US$1=NT$ 32.1064	US$1=NT$ 29.1800	US$1=NT$ 31.8683

About MKDWELL Tech Inc.

Through our operating subsidiaries, we are a manufacturer and supplier of automotive electronics for passenger cars, modified commercial vehicles, camper vans and logistics vehicles. Our business coverage extends from research and development, design, and production to sales of automotive electronic products. Our main products are intelligent camper vans control systems, LiDAR sensors, intelligent container control systems for logistics vehicles, vehicle seat control system, and we provide customers with ODM and OEM customized services. We design, manufacture and supply our products to our customers through our design center located in Hsinchu Science Park, Taiwan and our manufacturing plant in Jiaxing Science and Technology City, Jiaxing City, Zhejiang Province, China. Our customers are mainly based in Mainland China and Taiwan.

For further information, please contact:

MKDWELL Tech Inc.

Email: ir@mkdwell.com